Exhibit 99.55

Fire & Flower Receives Approval in Principle for Two Cannabis Retail Locations in Vancouver, British Columbia

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Leading Cannabis Retailer Opens New Provincial Market

EDMONTON, AB, July 23, 2020 /CNW/ - Fire & Flower Holdings Corp. and its wholly-owned subsidiary Fire & Flower Inc. (collectively, “FFHC”, “Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today that it has received the Approval in Principle (“AIP”) from the Liquor and Cannabis Regulation Branch (the “LCRB”) of the province of British Columbia for two cannabis retail stores located in Vancouver, British Columbia.

Receiving the AIP is one of the final steps required for licensing cannabis retail stores in the province of British Columbia, and the receipt of the AIPs presents a clearer path for the Company’s entry into this new market.

The AIPs come upon the LCRB completing its eligibility and suitability assessment of Fire & Flower and the Company was found to be “fit and proper” for the purposes of receiving final licenses upon satisfactory inspection of the finished stores in accordance with the AIPs.

“Fire & Flower is very pleased to be entering the province of British Columbia in the key urban market of Vancouver. We have been poised to launch stores in the province for some time as part of our national growth strategy,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “It is encouraging to see the province of British Columbia move forward with additional cannabis retail licenses. The issuance of additional licenses is a key step in the eradication of the illicit cannabis market and licensing in the province is an important step in the growth of the legal cannabis industry.”

Once opened, the Vancouver Fire & Flower stores will be located at:

●	2231 Granville Street, Vancouver, British Columbia, and
●	2570 Granville Street, Vancouver, British Columbia.

Opening dates and times of the Vancouver Fire & Flower stores will be announced on the Company’s website at www.fireandflower.com/locations/ and through social media at the earliest opportunity.

The Company continues to pursue additional licensing opportunities and currently has secured real estate in key markets within the province of British Columbia.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and SparkTM program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns or has interest in cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the fifty-two weeks ended February 1, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Fire & Flower assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/July2020/23/c9924.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 23-JUL-20